Exhibit 99.2

Genius Sports Reports Group Revenue and Adj. EBITDA Ahead of Guidance Through First Three Quarters of 2022

•	Genius reported Group Revenue of $235.7m and Group Adj. EBITDA of $13.1m in the nine months ended September 30, 2022, beating guidance of $231.0m and $12.0m, respectively

•	Strong annual growth of Third Quarter Group Revenue, increasing 28% at constant currency to $78.7m ($86.1m at guidance exchange rate[1] vs. $85.0m guidance)

•

Third Quarter Group Net loss of $9.0m and Group Adj. EBITDA of $7.7m ($8.7m at guidance exchange rate[1] vs. $9.0m guidance), a significant improvement compared to the $0.4 million Group Adj. EBITDA loss in the Third Quarter 2021

•	U.S. revenue nearly tripled year-on-year in the nine months ended September 30, 2022

LONDON & NEW YORK, November 10, 2022 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal third quarter ended September 30, 2022.

“We are pleased to deliver another quarter of growth and Group Adj. EBITDA profitability, and we remain on target to achieve our full-year goals set on our Investor Day at the start of 2022,” said Mark Locke, Genius Sports Co-Founder and CEO. “This year has been characterized by strong execution as we continue to deploy innovative technology, win new customers, and strengthen our key partnerships across the sports, betting, media, and broadcasting ecosystem, all with an eye towards cost discipline and profitable growth.”

$ in thousands	Q322	Q321%		Constant currency %
Group Revenue	78,650	69,136	13.8%	27.8%
Betting Technology, Content & Services	49,156	43,644	12.6%	29.6%
Media Technology, Content & Services	17,931	13,898	29.0%	41.0%
Sports Technology & Services	11,563	11,594	(0.3%)	6.1%
Group Net loss	(8,967)	(69,977)	87.2%	86.4%
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	7,658	(392)	2,053.6%	452.3%
Group Adjusted EBITDA Margin	9.7%	nm	nm	nm

$ in thousands	YTD22	YTD21%		Constant currency %
Group Revenue	235,690	178,723	31.9%	42.6%
Betting Technology, Content & Services	143,708	123,272	16.6%	27.4%
Media Technology, Content & Services	57,059	31,261	82.5%	92.6%
Sports Technology & Services	34,923	24,190	44.4%	52.2%
Group Net loss	(53,920)	(539,463)	90.0%	89.9%
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	13,127	14,057	(6.6%)	18.6%
Group Adjusted EBITDA Margin	5.6%	7.9%	(2.3%)	(1.1%)

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022
nm	= not meaningful

Q3 2022 Financial Highlights

•	Group Revenue: Group revenue increased 14% year-over-year to $78.7 million. On a constant currency basis, revenue increased $17.1 million, or 28% year-over-year.

○

Betting Technology, Content & Services: Revenue increased 13% (30% on a constant currency basis) year-over-year to $49.2 million, driven by new customer acquisitions, increased utilization of available content, and expansion of value-add services and new service offerings

○

Media Technology, Content & Services: Revenue increased 29% (41% on a constant currency basis) year-over-year to $17.9 million, predominately organic growth driven by increasing uptake of programmatic advertising services alongside new customer wins in the quarter

○	Sports Technology & Services: Revenue was constant (6% growth on a constant currency basis) year-over-year to $11.6 million, primarily driven by increased revenues derived from Second Spectrum

•

Group Net Loss: Group net loss was $9.0 million in the quarter. This represents an 87% year-over-year improvement, driven primarily by a reduction in stock-based compensation, gain on foreign currency, and improved profitability compared to the third quarter ended September 30, 2021.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $7.7 million in the quarter, or $8.7 million at the guidance exchange rate[1] vs. $9.0 million guidance. This represents a significant improvement compared to the $0.4 million loss in the third quarter ended September 30, 2021. This was driven by meaningful revenue growth, disciplined cost control, and overall revenue mix.

•

Strong Cash Position: Closing cash balance was approximately $150 million for the fiscal third quarter ended September 30, 2022, including a $10 million adverse impact from the effect of exchange rate changes in the third quarter. This closing cash balance includes approximately $33 million of restricted cash related to a guarantee for rights. As noted last quarter, this amount of restricted cash will reduce over time and return to the cash and cash equivalents line on the balance sheet. The Company expects a total closing cash and restricted cash balance in the range of $140 to $150 million at the end of the 2022 fiscal year, based on exchange rates as of September 30, 2022.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Q3 2022 Business Highlights

•	Struck new partnerships with 27 sportsbook customers, including MaximBet, Bally’s Interactive, and NorthStar Gaming

•	Launched new free-to-play games in partnership with NFL organizations, including the Denver Broncos, Indianapolis Colts, Las Vegas Raiders, and Los Angeles Rams

•	Awarded ‘Live Streaming Supplier’ at the SBC Awards 2022

After the third quarter reporting period

•	Extended partnership with bet365 with exploratory launch of next generation betting products powered by Second Spectrum tracking technology

•	Expanded official data partnership with Football DataCo to include sub-second, skeletal tracking for the English Premier League

•	Launched ‘In-Play MultiBet’, a new product enabling bettors to place same-game parlays during live play or game intervals

•	Secured new wide-ranging partnership with Australian Pro Leagues, including exclusive official data rights, integrity services, and Second Spectrum tracking technology

Financial Outlook

Genius reaffirms its expectation to generate Group Revenue of approximately $340 million and Group Adjusted EBITDA of approximately $15 million in 2022, despite risks related to foreign exchange rates. The Company also expects Group Revenue in the range of $430 to $440 million and Group Adjusted EBITDA of $40 to $50 million in 2023, assuming the guidance exchange rate1.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$78,650	$69,136	$235,690	$178,723
Cost of revenue	72,821	86,441	236,013	366,746

Gross profit (loss)	5,829	(17,305)	(323)	(188,023)

Operating expenses:
Sales and marketing	6,207	6,077	24,412	16,943
Research and development	8,105	9,789	23,230	19,928
General and administrative	24,878	28,741	89,964	262,442
Transaction expenses	—	2,876	128	9,646

Total operating expense	39,190	47,483	137,734	308,959

Loss from operations	(33,361)	(64,788)	(138,057)	(496,982)

Interest expense, net	(367)	(175)	(1,133)	(3,185)
Loss on disposal of assets	(164)	—	(171)	(1)
Gain on fair value remeasurement of contingent consideration	—	—	4,408	—
Change in fair value of derivative warrant liabilities	(2,224)	(10,452)	11,196	(49,319)
Gain on foreign currency	25,548	4,941	68,302	9,645

Total other (expense) income	22,793	(5,686)	82,602	(42,860)

Loss before income taxes	(10,568)	(70,474)	(55,455)	(539,842)

Income tax (expense) benefit	(229)	497	(744)	379
Gain from equity method investment	1,830	—	2,279	—

Net loss	$(8,967)	$(69,977)	$(53,920)	$(539,463)

Preferred share accretion	—	—	—	(11,327)

Net loss attributable to common stockholders	$(8,967)	$(69,977)	$(53,920)	$(550,790)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.04)	$(0.37)	$(0.27)	$(4.02)
Weighted average common stock outstanding:
Basic and diluted	200,142,706	188,866,430	198,099,515	137,022,447

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$116,908	$222,378
Restricted cash, current	11,162	—
Accounts receivable, net	34,625	48,819
Contract assets	31,488	21,753
Prepaid expenses	40,493	24,436
Other current assets	3,429	7,297

Total current assets	238,105	324,683

Property and equipment, net	11,824	14,445
Intangible assets, net	143,044	191,219
Goodwill	285,839	346,418
Investments	21,026	—
Restricted cash, non-current	22,325	—
Other assets	11,832	10,319

Total assets	$733,995	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,645	$19,881
Accrued expenses	39,347	55,889
Deferred revenue	40,784	29,871
Current debt	7,163	23
Derivative warrant liabilities	5,598	16,794
Other current liabilities	16,773	30,354

Total current liabilities	140,310	152,812

Long-term debt – less current portion	6,861	65
Deferred tax liability	13,888	16,902
Other liabilities	—	11,127

Total liabilities	161,059	180,906

Commitments and contingencies
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 201,361,536 shares issued and outstanding at September 30, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	2,014	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	2	2
Additional paid-in capital	1,557,739	1,461,730
Accumulated deficit	(811,237)	(757,317)
Accumulated other comprehensive loss	(175,582)	(173)

Total shareholders’ equity	572,936	706,178

Total liabilities and shareholders’ equity	$733,995	$887,084

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30
	2022	2021
Cash Flows from operating activities:
Net loss	$(53,920)	$(539,463)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,422	41,936
Loss on disposal of assets	171	1
Gain on fair value remeasurement of contingent consideration	(4,408)	—
Stock-based compensation	78,647	451,943
Change in fair value of derivative warrant liabilities	(11,196)	49,319
Non-cash interest expense, net	526	2,630
Amortization of contract cost	652	591
Deferred income taxes (benefit)	(60)	(505)
Provision for doubtful accounts	696	533
Gain from equity method investment	(2,279)	—
Gain on foreign currency remeasurement	(55,638)	(5,498)
Changes in operating assets and liabilities
Effect of business combinations	—	(23,596)
Accounts receivable	5,360	(15,835)
Contract asset	(15,434)	(5,950)
Prepaid expenses	(22,074)	(29,581)
Other current assets	2,824	537
Other assets	(4,669)	320
Accounts payable	13,350	1,245
Accrued expenses	(7,912)	368
Deferred revenue	17,938	6,621
Other current liabilities	10,979	4,530
Other liabilities	(10,109)	(844)

Net cash used in operating activities	(5,134)	(60,698)
Cash flows from investing activities:
Purchases of property and equipment	(3,913)	(3,608)
Capitalization of internally developed software costs	(31,304)	(16,297)
Contribution to equity method investments	(7,871)	—
Equity investments without readily determinable fair values	(150)	—
Repayment of executive loan notes	—	4,738
Acquisition of business, net of cash acquired	(20)	(104,942)
Proceeds from disposal of assets	131	156

Net cash used in investing activities	(43,127)	(119,953)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	—	276,341
dMY Technology Group, Inc. II transaction costs	—	(24,828)
Capitalization of Genius equity issuance costs	—	(20,217)
PIPE financing, net of equity issuance costs	—	316,800
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	—	254,774
Issuance of B shares	—	2
Preference shares payout and Incentive Securities Catch-Up Payment	—	(313,162)
Repayment of loans and mortgage	—	(96,959)
Proceeds from exercise of Public Warrants	—	16,292

Net cash provided by financing activities	—	409,043
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23,722)	(5,935)
Net increase (decrease) in cash, cash equivalents and restricted cash	(71,983)	222,457
Cash, cash equivalents and restricted cash at beginning of period	222,378	11,781

Cash, cash equivalents and restricted cash at end of period	$150,395	$234,238

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$607	$555
Cash paid during the period for income taxes	$1,626	$3,209
Supplemental disclosure of noncash investing and financing activities:
Promissory notes arising from equity method investments	$14,688	$—
Issuance of common stock in connection with business combinations	$17,452	$—
Preferred share accretion	$—	$11,327
Deferred offering costs included in other current assets and accrued expenses	$—	$123
Conversion of preference shares to common stock	$—	$69,272
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$—	$(84,664)
Exercise of Private Placement Warrants	$—	$65,876

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(8,967)	$(69,977)	$(53,920)	$(539,463)
Adjusted for:
Interest expense, net	367	175	1,133	3,185
Income tax expense (benefit)	229	(497)	744	(379)
Amortization of acquired intangibles (1)	9,604	13,023	30,521	26,266
Other depreciation and amortization (2)	7,273	6,708	21,553	16,261
Stock-based compensation (3)	17,970	37,438	78,747	451,943
Transaction expenses	—	2,876	128	9,646
Litigation and related costs (4)	2,355	1,828	11,600	3,528
Change in fair value of derivative warrant liabilities	2,224	10,452	(11,196)	49,319
Gain on fair value remeasurement of contingent consideration	—	—	(4,408)	—
Gain on foreign currency	(25,548)	(4,941)	(68,302)	(9,645)
Other (5)	2,151	2,523	6,527	3,396

Adjusted EBITDA	$7,658	$(392)	$13,127	$14,057

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs, losses on disposal of property leases, and employee share scheme set up costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EDT to discuss the Company’s third quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 18, 2022.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com